

May 8, 2012

<u>Via Fax</u>

Jonathan W. Grisham
Senior Vice President and Chief Financial Officer
Acadia Realty Trust
1311 Mamaroneck Avenue
Suite 260
White Plains, NY 10605

     Re: **Acadia Realty Trust**
             Form 10-K
             Filed February 28, 2012
             File No. 001-12002

Dear Mr. Grisham:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Kevin Woody

                                    Kevin Woody
                                    Accounting Branch Chief